                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)(1)

                             Campbell Soup Company
                                (Name of issuer)

                        Capital Stock, par value $.0375
                         (Title of class of securities)

                                   134 429 109
                                 (CUSIP number)

Judith R. Thoyer, Esq.                                 Leonard B. Boehner, Esq.
Paul, Weiss, Rifkind, Wharton & Garrision              Morris & McVeigh LLP
1285 Avenue of the Americas                            767 Third Avenue
New York, NY 10019                                     New York, NY 10017
(212)373-3000                                          (212)418-0540
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 30, 1998
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 9 Pages)

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         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.134 429 109                    13D                Page  2  of  9  Pages

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Dorrance H. Hamilton                                       ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             49,070
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               60,870,900
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   29,551,970

                          10.      SHARED DISPOSITIVE POWER
                                   0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          60,919,970

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.3%

14.       TYPE OF REPORTING PERSON*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.134 429 109                   13D                Page  3  of  9  Pages

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Hope H. van Beuren                                         ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO

          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             36,788
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               265,568
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   6,756,788

                          10.      SHARED DISPOSITIVE POWER
                                   14,005,568

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          20,762,356

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.5%

14.       TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.134 429 109                    13D               Page  4  of  9  Pages




1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          John A. van Beuren                                         ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             0
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               61,155,236
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   6,720,000

                          10.      SHARED DISPOSITIVE POWER
                                   16,016,336

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          61,155,236

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.4%

14.       TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.134 429 109                   13D               Page  5  of  9  Pages




1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Charles H. Mott                                            ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             22,522
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               60,870,900
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   22,525

                          10.      SHARED DISPOSITIVE POWER
                                   0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          60,893,422

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.3%

14.       TYPE OF REPORTING PERSON*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This statement is the sixth amendment to the statement on
Schedule 13D filed by Dorrance H. Hamilton ("Mrs. Hamilton"), Samuel M. V. Hamilton ("Mr. Hamilton"), Hope H. van Beuren ("Mrs. van Beuren"), John A. van Beuren ("Mr. van Beuren") and Charles H. Mott ("Mr. Mott"). This statement is the fourteenth amendment to the statement on Schedule 13D of Mrs. Hamilton and the ninth amendment for Mrs. van Beuren. This statement relates to shares of Capital Stock, par value $.0375 per share (the "Shares") of Campbell Soup Company (the "Company"). Mr. Hamilton died in November 1997.

                  Mr. van Beuren, Mrs. Hamilton and Mr. Mott are Trustees (the "Trustees") of the Major Stockholders' Voting Trust (the "Voting Trust") under a Voting Trust Agreement dated as of June 2, 1990 ("Trust Agreement") which was formed by certain descendants (and spouses, fiduciaries and a related foundation) of the late Dr. John T. Dorrance, Sr.

                  This amendment is filed primarily to report a change in an entity holding Shares.

                  Mrs. Hamilton, Mr. and Mrs. van Beuren, and Mr. Mott are sometimes collectively referred to as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by the respective filing person, and no Reporting Person has any responsibility for the accuracy and completeness of information supplied by any other Reporting Person.

                               Page 6 of 9 Pages
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                  Item 5. Interest in Securities of the Issuer

                  Item 5 is amended in its entirety as follows:

                  The Trustees of the Voting Trust have sole voting power over a total of 60,870,900 Shares held under the Trust Agreement, which represents 13.3% of the outstanding Shares of the Company's Capital Stock. The Reporting Persons and related persons also have an interest in 729,846 additional Shares held outside the Voting Trust which, when added together with the Shares held in the Trust, represent 13.5% of the outstanding Shares. These Shareholdings include (i) 29,551,970 Shares (6.5% of the outstanding shares) with sole dispositive power held by the Dorrance H. Hamilton Trust (Mrs. Hamilton is the sole Trustee of the Dorrance H. Hamilton Trust); and (ii) 6,756,788 Shares with sole dispositive power held by Mrs. van Beuren and 6,720,000 Shares with sole dispositive power held by Mr. van Beuren; Mr. and Mrs. van Beuren also hold 14,005,568 Shares with shared dispositive power; in addition Mr. van Beuren holds 2,010,768 Shares with shared dispositive power. On January 30, 1998 Mr. and Mrs. van Beuren each contributed 6,720,000 Shares to a family partnership in which the general partner is a corporation of which they are officers, directors and stockholders. Mr. Mott owns 22,522 Shares with sole voting and dispositive power. Percentages set out above are based on 456,453,499 Shares outstanding on December 3, 1997, as shown by the Company's latest Form 10-Q. Each Reporting Person disclaims beneficial ownership in Shares held by his or her spouse, children, grandchildren, fiduciaries and foundations, except as may arise under the Trust Agreement.

                               Page 7 of 9 Pages
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                  The decision of the Trustees as to the voting of Shares held in the Voting Trust must be approved by at least two out of the three Trustees. In the event of a disagreement among the Trustees designated by the family groups participating in the Voting Trust, the shares of the minority may be withdrawn. The Trustees may request the Company to pay dividends directly to the beneficial owner of the Shares under the Trust Agreement who are named therein. The Trustees do not have power to dispose of Shares held under the Voting Trust, except a Trustee has power to dispose of Shares contributed by him or her. See Sections 5 and 9 of the Trust Agreement filed as Exhibit A to Amendment No. 1 to this Schedule 13D.

          Item 7.        Material to be filed as Exhibits


          Exhibit G      Joint Filing Agreement among the Reporting Persons
                         required by Rule l3(d)-l(f)(l)*






------------------------
*Incorporated by reference to Amendment No.2 to Schedule 13D filed by the Reporting Persons in September 1990.


                               Page 8 of 9 Pages
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                                    SIGNATURE


                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 24, 1998


                                           DORRANCE H. HAMILTON
                                           HOPE H. VAN BEUREN
                                           JOHN A. VAN BEUREN
                                           CHARLES H. MOTT



                                           By: John A. van Beuren
                                               -------------------------------
                                               John A. van Beuren,
                                               individually and as attorney-
                                               in-fact for the above persons.(1)








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                  (1)Powers of Attorney are incorporated by reference to
Exhibits B and D to Amendment No. 2 to Schedule 13D filed by the Reporting Persons in September 1990, and Exhibit I to Amendment No. 3 filed in April 1991.



                               Page 9 of 9 Pages